Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: May 28, 2021

Global Gaming Business, June 2021--Q&A: Andrew Pascal

By Roger Gros

From Silicon Gaming to WagerWorks, and from Wynn Resorts to PlayStu dios, Andrew Pascal is one of gaming’s most entrepreneurial individuals. His tenure with PlayStudios has been his longest, as he helped to pioneer the field of social gaming. PlayStudios recently went public as a special purpose acquisition company (SPAC), and Pas cal explains what this means for the company and its future. He spoke with GGB Publisher Roger Gros from his offices in Las Vegas in April. For a full Zoom podcast of this interview, visit GGBMagazine.com.

GGB: You’ve been involved in a lot of startups in your life but you’ve been with PlayStudios now for quite some time. Why has this been such a fulfilling journey for you?

Andrew Pascal: I think it’s just a combination of all the other things that I’ve done. It was an opportunity to do something that was creative, technically challenging, and required a really di verse collection of people and disciplines and skill sets. And its core was about an industry that I love, which is all things related to gaming. So for all those reasons it’s been able to not just hold my interest; I just think there’s so much opportunity we’ve yet to fully realize, and it’s got us all charged up and still deeply engaged.

GGB: Your time with Wynn Resorts was really at the peak of Steve Wynn’s creativity. He was design ing this incredible facility in Las Vegas and then he went on to Encore, but you had to run the operations there. What do you bring from that experience to PlayStudios?

Andrew Pascal: There were a lot of amazing lessons that I draw upon from my time working for both Wynn Resorts and its predecessor Mirage Resorts. There’s a relentless attention to the details and the quality of the experience and the consistency with which you execute and deliver. There’s a certain discipline that you bring to what you do with something that was deeply ingrained in me growing up inside of the Mirage company. So when Steve ultimately formed and started Wynn Resorts with Elaine it was their ambition to, again, redefine the resort experience here in Las Vegas. And they really wanted to do something that they’d not yet accomplished, which was to estab lish a quality bar and a service standard that would rival the most luxurious hotels anywhere in the world. So that really was our principal focus.

PlayStudios has a very different focus in terms of its look, its digital content, and it’s distributed on these massive platforms which are the Apple App Store, Google Play and Facebook. But when it comes right down to it, all of this great content is created and executed by amazingly talented peo ple. I feel blessed that I’ve spent half my career in the more traditional integrated land-based casino industry and the other half building these technol ogy-enabled content companies and game companies. People might think they are so wildly different. But what I’ve always found really remarkable is that there are so many lessons to be learned in pursuing each of those types of business opportunities that relate to or can be applied in the other case. So it’s been amazing.

GGB: The first app that you developed with PlayStudios was myVegas, and that certainly was a revolution ary social casino app. Give us a little of the gene sis of that idea.

Andrew Pascal: The idea was to extend the experience of Las Vegas first onto Facebook and then on the mobile de vices. And we knew to do that it meant not just re ally great games, which we clearly understood how to go create, but the whole value proposition of Las Vegas, which is the more you play, the more this world of benefits reveals itself to you.

I talked to Paul Mathews, my partner, and we agreed that Las Vegas is really the first social game experience. People come here and they translate real-world currency into this abstracting currency, which is chips and tokens, and then they play. And the more they play well, all of a sudden the games get more interesting and this world of benefits starts to reveal itself, and you get assigned to a host, and all of a sudden you get access and upgrades and complimentary services. So we realized that is what we need to create with the products that we’re now going to go and build. So that was myVegas, which when we launched on Facebook, people immediately responded to as a model and as a value proposition. And so we knew we had something. We knew pretty early on that consumers were really responding to this idea of play-for-free and earn-for-real.

GGB: Tell us about taking PlayStudios public.

Andrew Pascal: We have an agreement with a SPAC called Acies, which is run by Jim Murren. Acies has $215 mil lion in trust. We then went and raised another companion PIPE (private investment in public eq uity), which was originally to be $200 million, but the demand was quite strong. So we ended up siz ing that up to $250 million. So the total transaction could be as much as $465 million.

GGB: What will going public mean for PlayStudios?

Andrew Pascal: We are looking at it as an opportunity. We have a proven history, consistent growth, profitable, all of our forecasted growth and the value was driven by our own organic efforts. It doesn’t consider any M&A activity, which is really the principal reason for going public. It’s to have the currency, both cash and a liquid equity that we can now use to go and buy some companies. And whether they’re small companies that have really interesting technology and products that we want to more fully exploit or very mature, bigger companies that have existing products and players that we want to incorporate into our model and our framework, those are the kinds of things that we’re going to go do with this resource.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any particular valuations, financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135), as amended, containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.